DC



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



06066181

December 11, 2006

Bruce Ellis
Counsel
Employee Benefits & Executive Compensation
Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS 3B-45
Whitehouse Station, NJ 08889-0100

Act: 1934
Section:
Rule: 14A-8
Public Availability: 12/11/2006

Re: Merck & Co., Inc.
Incoming letter dated November 17, 2006

Dear Mr. Ellis:

This is in response to your letter dated November 17, 2006 concerning the shareholder proposal submitted to Merck by the Minnesota State Board of Investment. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Howard J. Bicker
Executive Director
Minnesota State Board of Investment
60 Empire Drive
Suite 355
St. Paul, MN 55103

64978

Office of Corporate Staff Counsel

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS 3B-45
Whitehouse Station NJ 08889-0100
Tel 908 423 1000
Fax 908 735 1218


MERCK

VIA OVERNIGHT DELIVERY

November 17, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Merck & Co., Inc. Shareholder Proposal from Howard Bicker, Executive Director, Minnesota State Board of Investment (the "Proponent")

Dear Ladies and Gentlemen:

Merck & Co., Inc. (the "Company") has received a shareholder's proposal (the "2007 Proposal") from the Proponent for inclusion in the Company's proxy materials for the 2007 Annual Meeting of Stockholders (the "Proxy Materials"). As fully explained below, I believe that the proposal is excludible from the Proxy Materials under rule 14a-8(i)(7) as relating to an evaluation of risk. Therefore, I respectfully request that the Division of Corporation Finance (the "Staff") indicate that it will not recommend enforcement action to the Securities and Exchange Commission ("SEC") if the Company omits the Proposal.

The Proposal is virtually identical to a proposal from the Proponent for the 2006 proxy materials (the "2006 Proposal"). The Staff agreed that there was a basis to exclude the 2006 Proposal under rule 14a-8(i)(7). *Merck & Co., Inc.* (January 11, 2006). Virtually identical proposals from the Proponent to other registrants were also excludible under rule 14a-8(i)(7) in *Pfizer Inc.* (January 13, 2006) and *Eli Lilly and Company* (January 11, 2006).

The 2007 Proposal requests that the Proxy Materials include the following proposed resolution:

> Resolved:
>
> Shareholders request the Board of Directors to prepare a report on the effects on the long-term economic stability of the company and on the risks of liability to legal claims that arise from the company's policy of limiting the availability of the company's products to Canadian wholesalers or pharmacies that allow purchase of its

> products by U.S. residents. The report should be prepared at reasonable cost and omitting proprietary information, by September 30, 2007.

The Proponent's supporting statement for the 2007 Proposal is attached as Appendix A.

Staff Legal Bulletin 14C (CF), dated June 28, 2005, provides clarification of the Staff's view of which proposals may be excluded under rule 14a-8(i)(7) as relating to an evaluation of risk.

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk.

The 2007 Proposal explicitly relates to evaluation of risk and focuses solely on an internal assessment of risk facing the Company as a result of its operations. Consistent with Staff Legal Bulletin 14C (CF) and prior Staff opinions, the 2006 Proposal is excludible under rule 14a-8(i)(7).

Therefore, I respectfully request that the Staff not recommend any enforcement action if the Company omits the Proposal from its Proxy Materials. If the Staff believes that it will not be able to concur in our view that the Proposal may be omitted, we would very much appreciate the opportunity to discuss this issue in more detail with the appropriate persons before issuance of a formal response.

In accordance with Rule 14a-8(j)(2), we have enclosed six copies of this letter and six copies of the Proposal, including the statement in support thereof. An additional copy is included, which we ask that you use to acknowledge receipt of this submission by date stamping and returning to me in the enclosed self-addressed envelope.

By copy of this letter to him, the Company is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

For the Staff's information, the Company anticipates beginning to print its proxy card on or about March 1, 2007.

If you have any questions regarding this matter or require further information, please contact me at (908) 423-5671.

Thank you for your time and consideration.

Very truly yours,

MERCK & CO., INC.



Bruce Ellis
Counsel
Employee Benefits & Executive Compensation

Enc.

CC: Howard Bicker
Executive Director, Minnesota State Board of Investment

Appendix A

Office of the Secretary

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3AB-05
Whitehouse Station NJ 08889-0100
Fax 908 735 1224

(OVERNIGHT DELIVERY)

November 7, 2006


MERCK

Mr. Howard J. Bicker
Executive Director
Minnesota State Board of Investment
60 Empire Drive – Suite 355
St. Paul, MN 55103

Dear Mr. Bicker:

This is to acknowledge your letter to Ms. Celia A. Colbert dated November 2, 2006 and the stockholder proposal regarding "availability of Company products to Canadian wholesalers", which the Minnesota State Board of Investment has submitted for inclusion in the proxy materials for the 2007 Annual Meeting of Stockholders.

I note the confirmation that the Minnesota State Board of Investment has been the beneficial owner of at least $2,000 in market value of Merck securities for one year as of the date the proposal was submitted and will hold the requisite market value of Merck securities through the date of the Annual Meeting.

Very truly yours,



Debra A. Bollwage
Senior Assistant Secretary

s:proxy/ProporalResponseLetters2007

bcc: Colbert
Ellis
Filderman
Wandall

MINNESOTA STATE BOARD OF INVESTMENT



60 Empire Drive
Suite 355
St. Paul, MN 55103
(651) 296-3328
FAX (651) 296-9572
E-mail:
minn.sbi@state.mn.us
www.sbi.state.mn.us


RECEIVED
NOV - 7 2006

November 2, 2006

Ms. Celia A. Colbert
Vice President, Secretary and
Assistant General Counsel
WS3A-65
Merck & Co., Inc.
One Merck Drive
Whitehouse Station, NJ 08889-0100

Dear Ms. Colbert:

The Minnesota State Board of Investment (MSBI) has asked me to notify you of our intention to sponsor the enclosed proposal for consideration and approval of stockholders at the next annual meeting. I submit it to you in accordance with the general rules and regulations under Rule 14a-8 of the Securities Exchange Act of 1934 and ask that our name be included in your proxy statements.

The enclosed letter from State Street Bank and Trust Company of Boston asserts the Board's ownership, for more than a year, of your outstanding shares.

Under current policies affecting MSBI portfolio, the MSBI will continue to hold shares in your company through the date of the 2007 Annual Meeting.

Sincerely,

Howard J. Bicker
Executive Director

HJB:dfg

WHEREAS, current business practices of the company have resulted in a pricing structure that charges United States customers significantly higher prices for the same prescription medicines made available at significantly lower prices in Canada, other developed countries and world markets; and

WHEREAS, governmental agencies and individuals in the United States are demanding affordable drug prices and are taking actions to access lower priced products from Canada and other world markets; and

WHEREAS, according to published reports, the company has cut supplies of its medicines to Canadian wholesalers and companies that it claims allowed its product to be sold to Americans seeking lower prices available in the Canadian market; and

WHEREAS, according to published reports, the company's actions have resulted in lawsuits and threatened lawsuits; and

WHEREAS, the company's actions to limit supply of medicines in Canada may violate local, national and international laws and could result in large settlements, large awards of damages and potential punitive damages which would negatively impact the economic stability of the company and the value of its shares.

Resolved:

Shareholders request the Board of Directors to prepare a report on the effects on the long-term economic stability of the company and on the risks of liability to legal claims that arise from the company's policy of limiting the availability of the company's products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents. The report should be prepared at reasonable cost and omitting proprietary information, by September 30, 2007.

SUPPORTING STATEMENT

We urge shareholders to vote **FOR** this proposal.

258 words


STATE STREET

STATE STREET.
Serving Institutional Investors Worldwide℠

P.O. Box 351
Boston, Massachusetts 02101

November 2, 2006

RE: Minnesota State Board of Investment

To Whom It May Concern:

This letter is to advise you that the above-referenced account has held a minimum of 2,544,424 shares of Merck & Co. Inc., continuously over a year, in the nominee name of Cede & Company.

Sincerely,

Catherine Fong
Assistant Vice President
State Street Corporation
IIS-Public Funds FIS Division

December 11, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Merck & Co., Inc.
Incoming letter dated November 17, 2006

The proposal requests the board to prepare a report on "the effects on the long-term economic stability of the company and on the risks of liability to legal claims" resulting from the company's policy of limiting the availability of the company's products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents.

There appears to be some basis for your view that Merck may exclude the proposal under rule 14a-8(i)(7), as relating to Merck's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Merck omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Derek B. Swanson
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 11, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Merck & Co., Inc.
Incoming letter dated November 17, 2006

The proposal requests the board to prepare a report on "the effects on the long-term economic stability of the company and on the risks of liability to legal claims" resulting from the company's policy of limiting the availability of the company's products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents.

There appears to be some basis for your view that Merck may exclude the proposal under rule 14a-8(i)(7), as relating to Merck's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Merck omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Derek B. Swanson
Attorney-Adviser